

January 19, 2012

Via E-mail
Laurence G. Sellyn
Chief Financial Officer
Gildan Activewear Inc.
600 de Maisonneuve Boulevard West
Montreal, Quebec
Canada H3A 3J2

      Re: Gildan Activewear Inc.
               Form 40-F for Fiscal Year Ended October 2, 2011
               Filed December 12, 2011
               File No. 001-14830

Dear Mr. Sellyn:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended October 2, 2011

Exhibit 99.2 Consolidated Financial Statements

15. Income Taxes, page 76

1.   We note your effective tax rate is substantially lower than the Canadian statutory tax rate due mainly due to the "effect of different tax rates on earnings of foreign subsidiaries". Please tell us how your earnings in foreign countries where you have different statutory tax rates impact your effective income tax rates and obligations. In this regard, please explain the relationship between the foreign and domestic effective tax rates as it appears to be important information necessary to understand your results of operations.

Laurence G. Sellyn
Gildan Activewear Inc.
January 19, 2012
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or me at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining